[redacted]

07027503

File number 082-02819

SEVERN TRENT

RECEIVED

2007 OCT 23 A 8:21

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref. RJ

16 October 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Rachel.Jeavons@stplc.com

Yours faithfully

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Rachel Jeavons
Company Secretarial Assistant

Encl.

dw 10/23

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

16 October 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref. RJ

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Rachel.Jeavons@stplc.com

Yours faithfully

Rachel Jeavons
Company Secretarial Assistant

Encl.

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Total Voting Rights	SE Announcement	03-Sep-2007	✓				✓	Filed with SEC on 3 September 2007
Block Listing Application	SE Announcement	11-Sep-2007	✓				✓	Filed with SEC on 11 September 2007
Director/PDMR Shareholding	SE Announcement	17-Sep-2007	✓				✓	Filed with SEC on 17 September 2007
88(2) - Various - 7,741 shares	Co House Forms	19-Sep-2007		✓				
Shinkin Notes Listing	UKLA	18-Sep-2007	✓					

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED 2007 OCT 23 A 8:21

Return of Allotment of Shares

CHFPO83

File number 082-02819

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	155	3,090	1,846
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted TOTAL	Number allotted CONTINUED

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 19/9/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/ST/7801

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 OCT 23 A 8:41

File number 082-02819

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	17	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,369	729	552
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each share *(including any share premium)*	592p	759p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 7,741
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **7,741**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 19/9/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/ST/7801

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

SUPPLEMENTARY PROSPECTUS DATED 18 September 2007

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€3,500,000,000

Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Utilities Finance Plc

This Supplement (the "**Supplement**"), to the Prospectus (the "**Prospectus**") dated 3 August 2007, which comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the "**FSMA**") and is prepared in connection with the €3,500,000,000 Euro Medium Term Note Programme (the "**Programme**") established by Severn Trent plc ("**Severn Trent**") (as an Issuer), Severn Trent Utilities Finance plc ("**STUF**") (as an Issuer) and Severn Trent Water Limited ("**STWL**") (as Guarantor of Notes issued by STUF). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by Severn Trent, STUF and STWL.

Severn Trent, STUF and STWL each accepts responsibility for the information contained in this Supplement. To the best of the knowledge of each of Severn Trent, STUF and STWL (each having taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Supplement has been prepared for the purposes of the application to admit the Applicable Notes (as defined below) to the Official List of the UK Listing Authority and the application to admit the Applicable Notes to trading on the London Stock Exchange plc's Gilt Edged Fixed Interest Market (which is a regulated market for the purposes of Directive 93/22/EC).

Capitalised terms used in this Supplement shall have the meanings attributed to them in the Prospectus, save as the context otherwise requires.

Documents Incorporated by Reference

For the purposes of the Notes issued under the Programme under Series Number 52 (ISIN Code XS0182674977) and under Series Number 58 (ISIN Code XS0192951928) (together, the "**Applicable Notes**"), the Terms and Conditions of the Notes set out in the Prospectus shall not apply. The Terms and Conditions which apply to the Applicable Notes are those set out in the

Offering Circular published by Severn Trent (as an Issuer), STUF (as an Issuer) and STWL (as Guarantor of the Notes issued by STUF) on 23 July 2003 and those Terms and Conditions are hereby incorporated by reference into the Prospectus for the purposes of the Applicable Notes only.

For any Notes issued under the Programme after the date of this Supplement, unless otherwise specified in the Final Terms relating to such Notes, the Terms and Conditions of the Notes set out in the Prospectus shall apply.

Copies of each document incorporated by reference in the Prospectus can be obtained from the from the registered office of the Issuer and the specified office of the Paying Agent for the time being in London, as described on pages 5 and 65, respectively, of the Prospectus.

General

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Investors should be aware of their rights under Section 87Q(4) of the FSMA.

Save as disclosed in this Supplement, or any other supplements to the Prospectus issued by Severn Trent or STUF, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

RECEIVED

2007 OCT 23 A 8:21

OFFICE OF INT'L CORPORATE ...

19 September 2007

Final Terms restating the Pricing Supplement
dated 26th May, 2004

Severn Trent Utilities Finance PLC

Issue of EUR20,000,000 Floating Rate Note due 26th May, 2009
Guaranteed by Seven Trent Water Limited
under the €3,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions incorporated by reference in the Supplemental Prospectus dated 18 September 2007 (the "Supplemental Prospectus") which is supplemental to, and should be read in conjunction with (together with any other supplements issued by Severn Trent PLC and Severn Trent Utilities Finance PLC), the Prospectus dated 3 August 2007 (which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospective Directive")). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus and the Supplemental Prospectus (which sets out the Terms and Conditions applicable to the Notes described herein). Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Prospectus and the Supplemental Prospectus. The Prospectus and the Supplemental Prospectus are available for viewing at HSBC Bank plc, 8 Canada Square, London, E14 5HQ, United Kingdom and copies may be obtained from Seven Trent Utilities Finance Plc, 2297 Coventry road, Birmingham, B26 3PU, United Kingdom.

1.	(i)	Issuer:	Seven Trent Utilities Finance Plc[1]
	(ii)	Guarantor:	Seven Trent Water Limited
2.	(i)	Series Number:	58
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euros ("EUR")
4.		Aggregate Nominal Amount:	
	(i)	Series:	EUR20,000,000
	(ii)	Tranche:	EUR20,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	(i)	Specified Denomination:	EUR1,000,000
	(ii)	Tradeable Amount:	Not Applicable
7.		Issue Date and Interest Commencement Date:	26th May, 2004
8.		Maturity Date:	26th May, 2009

[1] Severn Trent Utilities Finance Plc was incorporated under the name Severn Trent Water Utilities Finance Plc as a public limited company with limited liability in England and Wales on 25 March 1994 under the Companies Act 1985 with registered number 2914860. The company changed its name to Severn Trent Utilities Finance Plc with effect from 20 June 2007. Severn Trent Utilities Finance Plc is a wholly-owned subsidiary of Severn Trent Water Limited. The ultimate holding

9.	Interest Basis:	3 month EURIBOR + 0.28 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable

13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		**Fixed Rate Note Provisions**	Not Applicable
16.		**Floating Rate Note Provisions**	Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Every 26th February, 26th May, 26th August and 26th November in each year from (and including) 26th August, 2004 to (and including) 26th May, 2009 (the Maturity Date)
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London and Tokyo
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Not Applicable
		- Interest Determination Date(s):	Not Applicable
		- Relevant Screen Page:	Not Applicable
	(vii)	ISDA Determination:	
		- Floating Rate Option:	EURIBOR
		- Designated Maturity:	3 months
		- Reset Date:	The first day of each Interest Period
	(viii)	Margin(s):	+ 0.28 per cent.
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable

17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index-Linked Interest Note Provisions**	Not Applicable

19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put Option:	Not Applicable
22.	Final Redemption Amount:	Par
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) applies
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment	Not Applicable
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
30.	Redenomination applicable:	Not Applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable

33.	If non-syndicated, name of relevant Dealer:	Shinkin International Ltd
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D rules apply
35.	Additional Selling Restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €3,500,000,000 Medium Term Note Programme of Severn Trent Plc and Severn Trent Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________
Duly Authorised

Signed on behalf of the Guarantor:

By: ______________________
Duly Authorised

PART B - OTHER INFORMATION

1. LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on 19 September 2007with effect from 19 September 2007
(iii) Estimate of total expenses related to admission to trading:	Approximately GBP 100

2. RATINGS

Not Applicable

3. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR20,000,000
(iii) Estimated total expenses:	None

4. OPERATIONAL INFORMATION

(i) ISIN Code:	XS0192951928
(ii) Common Code:	019295192
(iii) Any clearing system(s) other than Euroclear SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi) Intended to be held in a manner which would allow Eurosystem eligibility:	No

19 September 2007

Final Terms restating the Pricing Supplement
dated 18th December, 2003

Severn Trent Utilities Finance PLC

Issue of USD20,000,000 Floating Rate Note due 18th December, 2008
Guaranteed by Seven Trent Water Limited
under the €3,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions incorporated by reference in the Supplemental Prospectus dated 18 September 2007 (the "Supplemental Prospectus") which is supplemental to, and should be read in conjunction with (together with any other supplements issued by Severn Trent PLC and Severn Trent Utilities Finance PLC), the Prospectus dated 3 August 2007 (which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospective Directive")). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus and the Supplemental Prospectus (which sets out the Terms and Conditions applicable to the Notes described herein). Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Prospectus and the Supplemental Prospectus. The Prospectus and the Supplemental Prospectus are available for viewing at HSBC Bank plc, 8 Canada Square, London, E14 5HQ, United Kingdom and copies may be obtained from Seven Trent Utilities Finance Plc, 2297 Coventry road, Birmingham, B26 3PU, United Kingdom.

1.	(i)	Issuer:	Seven Trent Utilities Finance Plc[1]
	(ii)	Guarantor:	Seven Trent Water Limited
2.	(i)	Series Number:	52
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	United States Dollars ("USD")
4.		Aggregate Nominal Amount:	
	(i)	Series:	USD20,000,000
	(ii)	Tranche:	USD20,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	(i)	Specified Denomination:	USD1,000,000
	(ii)	Tradeable Amount:	Not Applicable
7.		Issue Date and Interest Commencement Date:	18th December, 2003
8.		Maturity Date:	18th December, 2008

[1] Severn Trent Utilities Finance Plc was incorporated under the name Severn Trent Water Utilities Finance Plc as a public limited company with limited liability in England and Wales on 25 March 1994 under the Companies Act 1985 with registered number 2914860. The company changed its name to Severn Trent Utilities Finance Plc with effect from 20 June 2007. Severn Trent Utilities Finance Plc is a wholly-owned subsidiary of Severn Trent Water Limited. The ultimate holding

9.	Interest Basis:	6 month USD-LIBOR-BBA + 0.31 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable

13. (i)	Status of the Notes:	Senior
(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not Applicable
16.	**Floating Rate Note Provisions**	Applicable
(i)	Specified Period(s)/Specified Interest Payment Dates:	Every 18th June and 18th December in each year from (and including) 18th June, 2004 to (and including) 18th December, 2008 (the Maturity Date)
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s):	London, New York and Tokyo
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Determination
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
(vi)	Screen Rate Determination:	
	- Reference Rate:	Not Applicable
	- Interest Determination Date(s):	Not Applicable
	- Relevant Screen Page:	Not Applicable
(vii)	ISDA Determination:	
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	6 months
	- Reset Date:	The first day of each Interest Period
(viii)	Margin(s):	+ 0.31 per cent.
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable

18. **Index-Linked Interest Note Provisions** Not Applicable

19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put Option:	Not Applicable
22.	Final Redemption Amount:	Par
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) applies
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and Tokyo
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment	Not Applicable
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
30.	Redenomination applicable:	Not Applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable

33.	If non-syndicated, name of relevant Dealer:	Shinkin International Ltd
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D rules apply
35.	Additional Selling Restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €3,500,000,000 Medium Term Note Programme of Severn Trent Plc and Severn Trent Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________________

Duly Authorised

Signed on behalf of the Guarantor:

By: ____________________

Duly Authorised

PART B - OTHER INFORMATION

1. **LISTING**

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on 19 September 2007 with effect from 19 September 2007
(iii) Estimate of total expenses related to admission to trading:	Approximately GBP 100

2. **RATINGS**

Not Applicable

3. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	USD20,000,000
(iii) Estimated total expenses:	None

4. **OPERATIONAL INFORMATION**

(i) ISIN Code:	XS0182674977
(ii) Common Code:	018267497
(iii) Any clearing system(s) other than Euroclear SA/NV and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi) Intended to be held in a manner which would allow Eurosystem eligibility:	No

END